EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

October 29, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

     On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2008 to September 1, 2009;

(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

     If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 598-8106 or fax (617) 338-8054.

Sincerely, /s/ Paul M. O’Neil Paul M. O’Neil Vice President

Schedule A

Eaton Vance California Municipal Income Trust
Eaton Vance Credit Opportunities Fund
Eaton Vance Credit Opportunities Fund II
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Floating-Rate Income Trust
Eaton Vance Growth Trust, a series fund consisting of:
• Eaton Vance Asian Small Companies Fund
• Eaton Vance Global Growth Fund
• Eaton Vance Greater China Growth Fund
• Eaton Vance Multi-Cap Growth Fund
• Eaton Vance Worldwide Health Sciences Fund
• Eaton Vance-Atlanta Capital Large-Cap Growth Fund
• Eaton Vance-Atlanta Capital SMID-Cap Fund
Eaton Vance Insured California Municipal Bond Fund
Eaton Vance Insured California Municipal Bond Fund II
Eaton Vance Insured Florida Plus Municipal Bond Fund
Eaton Vance Insured Massachusetts Municipal Bond Fund
Eaton Vance Insured Michigan Municipal Bond Fund
Eaton Vance Insured Municipal Bond Fund
Eaton Vance Insured Municipal Bond Fund II
Eaton Vance Insured New Jersey Municipal Bond Fund
Eaton Vance Insured New York Municipal Bond Fund
Eaton Vance Insured New York Municipal Bond Fund II
Eaton Vance Insured Ohio Municipal Bond Fund
Eaton Vance Insured Pennsylvania Municipal Bond Fund
Eaton Vance Investment Trust, a series fund consisting of:
• Eaton Vance AMT-Free Limited Maturity Municipals Fund
• Eaton Vance California Limited Maturity Municipals Fund
• Eaton Vance Massachusetts Limited Maturity Municipals Fund
• Eaton Vance National Limited Maturity Municipals Fund
• Eaton Vance New Jersey Limited Maturity Municipals Fund
• Eaton Vance New York Limited Maturity Municipals Fund
• Eaton Vance Ohio Limited Maturity Municipals Fund
• Eaton Vance Pennsylvania Limited Maturity Municipals Fund
Eaton Vance Limited Duration Income Fund
Eaton Vance Massachusetts Municipal Income Trust
Eaton Vance Michigan Municipal Income Trust
Eaton Vance Municipal Income Trust
Eaton Vance Municipals Trust, a series fund consisting of:
• Eaton Vance Alabama Municipals Fund
• Eaton Vance Arizona Municipals Fund
• Eaton Vance Arkansas Municipals Fund
• Eaton Vance California Municipals Fund
• Eaton Vance Colorado Municipals Fund
• Eaton Vance Connecticut Municipals Fund
• Eaton Vance Florida Plus Municipals Fund

• Eaton Vance Georgia Municipals Fund
• Eaton Vance Kentucky Municipals Fund
• Eaton Vance Louisiana Municipals Fund
• Eaton Vance Maryland Municipals Fund
• Eaton Vance Massachusetts Municipals Fund
• Eaton Vance Michigan Municipals Fund
• Eaton Vance Minnesota Municipals Fund
• Eaton Vance Mississippi Municipals Fund
• Eaton Vance Missouri Municipals Fund
• Eaton Vance National Municipals Fund
• Eaton Vance New Jersey Municipals Fund
• Eaton Vance New York Municipals Fund
• Eaton Vance North Carolina Municipals Fund
• Eaton Vance Ohio Municipals Fund
• Eaton Vance Oregon Municipals Fund
• Eaton Vance Pennsylvania Municipals Fund
• Eaton Vance Rhode Island Municipals Fund
• Eaton Vance South Carolina Municipals Fund
• Eaton Vance Tennessee Municipals Fund
• Eaton Vance Virginia Municipals Fund
• Eaton Vance West Virginia Municipals Fund
Eaton Vance Municipals Trust II, a series fund consisting of:
• Eaton Vance Hawaii Municipals Fund
• Eaton Vance High Yield Municipals Fund
• Eaton Vance Insured Municipal Fund
• Eaton Vance Kansas Municipals Fund
Eaton Vance Mutual Funds Trust, a series fund consisting of:
• Eaton Vance AMT-Free Municipal Bond Fund
• Eaton Vance Cash Management Fund
• Eaton Vance Diversified Income Fund
• Eaton Vance Dividend Income Fund
• Eaton Vance Emerging Markets Local Income Fund
• Eaton Vance Floating-Rate & High Income Fund
• Eaton Vance Floating-Rate Advantage Fund
• Eaton Vance Floating-Rate Fund
• Eaton Vance Global Macro Fund
• Eaton Vance Government Obligations Fund
• Eaton Vance High Income Opportunities Fund
• Eaton Vance International Equity Fund
• Eaton Vance International Income Fund
• Eaton Vance Large Cap Core Research Fund
• Eaton Vance Low Duration Fund
• Eaton Vance Money Market Fund
• Eaton Vance Strategic Income Fund
• Eaton Vance Structured Emerging Markets Fund
• Eaton Vance Tax Free Reserves
• Eaton Vance Tax-Managed Dividend Income Fund

• Eaton Vance Tax-Managed Equity Asset Allocation Fund
• Eaton Vance Tax-Managed Growth Fund 1.1
• Eaton Vance Tax-Managed Growth Fund 1.2
• Eaton Vance Tax-Managed International Equity Fund
• Eaton Vance Tax-Managed Mid-Cap Core Fund
• Eaton Vance Tax-Managed Multi-Cap Growth Fund
• Eaton Vance Tax-Managed Small-Cap Fund
• Eaton Vance Tax-Managed Small-Cap Value Fund
• Eaton Vance Tax-Managed Value Fund
Eaton Vance National Municipal Income Trust
Eaton Vance New Jersey Municipal Income Trust
Eaton Vance New York Municipal Income Trust
Eaton Vance Ohio Municipal Income Trust
Eaton Vance Pennsylvania Municipal Income Trust
Eaton Vance Risk-Managed Diversified Equity Income Fund
Eaton Vance Risk-Managed Equity Income Opportunities Fund
Eaton Vance Senior Floating-Rate Trust
Eaton Vance Senior Income Trust
Eaton Vance Series Trust, a series fund consisting of:
• Eaton Vance Tax-Managed Growth Fund 1.0
Eaton Vance Series Trust II, a series fund consisting of:
• Eaton Vance Income Fund of Boston
• Eaton Vance Tax-Managed Emerging Markets Fund
Eaton Vance Short Duration Diversified Income Fund
Eaton Vance Special Investment Trust, a series fund consisting of:
• Eaton Vance Balanced Fund
• Eaton Vance Capital & Income Strategies Fund
• Eaton Vance Dividend Builder Fund
• Eaton Vance Emerging Markets Fund
• Eaton Vance Enhanced Equity Option Income Fund
• Eaton Vance Equity Asset Allocation Fund
• Eaton Vance Greater India Fund
• Eaton Vance Institutional Short-Term Income Fund
• Eaton Vance Institutional Short-Term Treasury Fund
• Eaton Vance Investment Grade Income Fund
• Eaton Vance Large-Cap Growth Fund
• Eaton Vance Large-Cap Value Fund
• Eaton Vance Real Estate Fund
• Eaton Vance Risk-Managed Equity Option Income Fund
• Eaton Vance Small-Cap Fund
• Eaton Vance Small-Cap Value Fund
• Eaton Vance Special Equities Fund
Eaton Vance Tax-Advantaged Dividend Income Fund
Eaton Vance Tax-Advantaged Global Dividend Income Fund
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund
Eaton Vance Tax-Managed Buy-Write Income Fund
Eaton Vance Tax-Managed Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Diversified Equity Income Fund

Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Global Diversified Equity Income Fund
Eaton Vance Tax-Managed International Diversified Equity Income Fund
Eaton Vance Variable Trust, a series fund consisting of:
• Eaton Vance VT Floating-Rate Income Fund
• Eaton Vance VT Large-Cap Value Fund
• Eaton Vance VT Worldwide Health Sciences Fund